CUSIP No. 60477P102

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)*


                               MISCOR GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60477P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens OFFSHORE SPV I, LTD.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             | |
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

 THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

--------------------------------------------------------------------------------
CUSIP No. 60477P102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  302,198 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        302,198 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      302,198 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             ||
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

Item 1(a).  Name of Issuer: MISCOR GROUP, LTD.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1125 South Walnut Street, South Bend, IN 46619

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and Davi Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited and Valens Offshore SPV I, Ltd. reported in this Schedule 13G, as amended. Information related to each of PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Delaware

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 60477P102

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 302,198 shares of Common Stock*

            (b)   Percent of Class: 2.5%*


            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 302,198 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        302,198 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 11,739,883 shares of common stock, no par value (the "Shares") outstanding of Miscor Group, Ltd., an Indiana corporation (the "Company") as of November 11, 2008, as disclosed in the Company's Quarterly Report on form 10-Q for the quarterly period ended September 28, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource") and Valens Offshore SPV I Ltd., ("VOFF SPV I" and together with PSource, the "Investors") collectively held (i) a warrant (the "2006 Warrant") to acquire 8,079 Shares at an exercise price of $0.25 per Share, subject to certain adjustments and (ii) a warrant (the "2005 Warrant", and together with the 2006 Warrant, the "Warrants") to acquire 294,117 Shares at an exercise price of $8.50 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from converting exercising those securities to the extent that such conversion or exercise, as the case may be, would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource, is managed by Laurus Capital Management, LLC. Valens Capital Management LLC manages VOFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 4 IS FILED SOLELY TO CORRECT THE EXERCISE PRICE OF THE WARRANTS OWNED BY THE INVESTORS AS OF DECEMBER 31, 2008 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.3 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2009.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 10, 2009
                                               ---------------------------------
                                               Date



                                               LAURUS CAPITAL MANAGEMENT, LLC

                                               /s/ David Grin
                                               ---------------------------------
                                               David Grin
                                               Principal

                                   APPENDIX A


A.    Name:                  PSource Structured Debt Limited
                             a closed ended company incorporated with limited
                             liability in Guernsey
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Guernsey


B.    Name:                  Valens Offshore SPV I, Ltd.,
                             an exempted company incorporated with limited liability under the laws of the Cayman Islands

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Cayman Islands


C.    Name:                  Valens Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware


G.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC

      Citizenship:           United States


H.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC

      Citizenship:           Israel

Each of PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 10, 2009


Valens Offshore SPV I, Ltd.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 10, 2009



/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 10, 2009


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 10, 2009